Exhibit 99.3

Report to Shareholders

Quarter Ended June 30, 2022

Recent Highlights

●	NI-43-101 Technical Report filed for KSM Project

●	2022 PFS Lifts KSM profitability and sustainability to much higher levels

●	2022 PEA shows potential to expand mine life for an additional 39 years focusing on copper

●	Substantially Started activities continue at KSM

●	Exploration activities are underway at Iskut, focusing on gold-copper porphyry opportunities

●	Two new internal senior officer appointments

New KSM Technical Report contains a PFS with 33-year open pit mine plan and a 39-Year PEA capturing higher grade copper deposits not included in the PFS

Seabridge has filed a National Instrument 43-101 Technical Report at www.sedar.com for its 100%-owned KSM project located in northern British Columbia, Canada. The Technical Report includes a Preliminary Feasibility Study (the “2022 PFS”) and a Preliminary Economic Assessment (the “2022 PEA”)

The new Technical Report provides a complete picture of KSM’s potential for multi-generational gold, silver, copper and molybdenum production. This Technical Report enables potential partners to evaluate all the major opportunities and challenges of the project as defined by industry-leading consultants in their respective fields of expertise. The 2022 PFS lays out a development option which is simplified and limited to open pit production with a rapid payback thanks in part to a very low strip ratio for such a large mine. Average annual gold production is estimated at more than 1 million ounces per year. The 2022 PEA defines a robust copper-rich opportunity from block caving. Both have excellent economics at current metal prices and share innovative environmental enhancements including substantial electrification.

We’re very proud of what we have accomplished in this Technical Report. Our evolving string of technical reports on KSM since 2012 are a textbook of how a project can be improved by a resourceful and imaginative technical team. We believe we have now optimized the project’s value for joint venture negotiations.

2022 PFS highlights

The 2022 PFS shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only. The primary reasons for the improvements in the plan compared to the 2016 study arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput. The many design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced greenhouse gas emissions by partial electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining.

The 2022 PFS has redesigned KSM for an inflationary environment and achieves significant capital and energy efficiencies. Although initial capital was negatively impacted by inflation, the mine plan was simplified to bring total project capital down below the 2016 estimates despite inflation negatively impacting initial capital, by eliminating sustaining capital associated with block cave development. Important steps were also taken to make the project less dependent on oil, especially diesel fuel, which is an inflationary hot spot and likely to remain so. We have done this by maximizing the use of low cost, green hydroelectric energy.

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Highlights of the 2022 PFS include:

●	Proven and Probable Mineral Reserves of 47.3 million ounces of Gold, 7.3 billion pounds of copper, 160 million ounces of silver and 385 million pounds of molybdenum

●	Average annual metal production over the 33-year mine life of 1.03 million ounces of gold, 178 million pounds of copper, 3.0 million ounces of silver and 4.2 million pounds of molybdenum

●	Base case operating costs estimated at US$275 per ounce of gold produced after copper, silver and molybdenum credits

●	Base case total cost (Including initial and sustaining capital, reclamation and closure costs) estimated at US$601 per ounce of gold produced after copper, silver and molybdenum credits

●	After-Tax NPV(5%) estimated at US$7.9B, after tax IRR at 16.1% and after-tax payback of 3.7 years

The 2022 PFS envisages an open pit mine operation that is scheduled to operate for 33 years. Ore delivery to the mill is increased from an initial 130,000 tonnes per day (“tpd”) to 195,000 tpd in Year 3. Over the entire 33-year mine life, ore will be fed to a flotation and gold extraction mill. The flotation plant will produce a gold/copper/silver concentrate for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical projections supported by extensive metallurgical testing project a copper concentrate with an average copper grade of 24% and a high gold (64 g/t) and silver (177g/t) content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré will be produced at the KSM processing facility. Base case metal prices used in the 2022 PFS were US$1,742 per ounce of gold, US$3.53 per pound of copper, US$21.90 per ounce of silver and US$18.00 per pound of molybdenum.

For further details on the 2022 PFS please see here.

2022 PEA highlights

The 2022 Preliminary Economic Assessment (“2022 PEA”) is a stand-alone mine plan undertaken to evaluate a potential future expansion of the KSM mine to the copper rich Iron Cap and Kerr deposits after the 33-year 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit designed to operate for 39 years with a peak mill feed production of 170,000 tpd. The PEA demonstrates KSM is a multigenerational mining project with flexibility to vary metal output.

Highlights of the 2022 PEA using the same base case metal prices as the 2022 PFS include:

●	Based entirely on KSM’s Kerr and Iron Cap deposits that are not included in the 2022 PFS

●	39-year mill feed of 1.7 billion tonnes containing 16 billion pounds of copper, 23.2 million ounces of gold and 122 million ounces of silver

●	Average annual production over the 39-year mine life of 368,000 ounces of gold, 366 million pounds of copper, 1.8 million ounces of silver and 0.4 million pounds of molybdenum

●	Base case operating costs estimated at US$0.38 per pound of copper produced after gold, silver and molybdenum credits

●	Base case total cost (including all capital) estimated at US$1.44 per pound of copper produced after gold, silver and molybdenum credits

●	After tax NPV5% estimated at US$5.8 billion, after tax IRR at 18.9%, and after-tax payback at 6.2 Years

The 2022 PEA envisages an underground focused mine plan starting with the development of an Iron Cap block cave supplemented with a small open pit at Kerr. Development of a Kerr block cave would commence after the production ramp-up period of Iron Cap is completed. Kerr block cave mill feed starts 6 years after the start of Iron Cap mill feed. Mill feed delivery to the process plant is ramped up to 170,000 tpd by Year 12. Over the entire 39-year mine life, mill feed will be delivered to a conventional flotation concentrator. The flotation plant will produce a gold/copper/silver concentrate and separate molybdenum concentrate for transport by truck to a nearby seaport at Stewart, B.C.

For further details on the 2022 PEA please see here.

2022 exploration at Iskut to focus on gold-copper targets

Exploration activities are now underway at Seabridge’s 100%-owned Iskut project in British Columbia 2022. This year’s program consists of drill testing gold-copper targets at Bronson Slope and Quartz Rise, and geophysical surveys to evaluate the North Snip target.

In 2020 and 2021, Seabridge undertook drilling and MT geophysical surveys across a large part of the Iskut property. Regional geophysical surveys of the property show a distinct structural feature that connects Quartz Rise, Bronson Slope and North Snip. All the prospective intrusions fall along this regional trend and each surveyed intrusion on this trend has a coherent resistivity anomaly at depth like those recognized at KSM. The Bronson Slope target already contains a measured and indicated resource of 187 million tonnes of 0.36 g/t Au, 0.12% Cu, and drilling at Quartz Rise has encountered gold-copper grades below a clear lithocap.

Drill testing is now underway on the Bronson Slope target. The existing quartz-chalcopyrite-magnetite resource at Bronson Slope was deposited as a skarn on the border of the complex and into the adjacent wall rock. MT geophysical surveys have identified a clearly defined zone of resistive rocks within the intrusive complex that could be the source of the chalcopyrite-magnetite mineralization. Drilling below the chalcopyrite-magnetite mineralized zones and into the intrusions has been very limited, but the best grades in the resource project towards this MT anomaly.

KSM early site capture activities continue to advance with bridges, access roads, camps, and power

Seabridge continues its site development activities at KSM. Construction of the Bell-Irving River Bridge is approaching completion which will provide permanent access to KSM’s process plant and tailings facility areas. Construction has advanced on the Treaty Creek Access Road, with access now capturing eight kilometers. Camp 11 earthworks are complete to allow camp construction, with temporary housing available. Permanent housing is expected to be installed during the current quarter. Following a year of above average seasonal snow loads, work programs have now commenced at Camp 9 in the Mitchell Valley and on the Coulter Creek Access Road. Site development by BC Hydro is moving forward with plans to complete site clearing by mid Q4.

Contracts for a significant portion of the 2022 and 2023 site capture activities have been awarded to our Indigenous partners and/or companies that have formed joint ventures with Indigenous groups. The ongoing site capture activities are intended to move KSM towards accomplishing four main objectives:

1.	Achieve a ‘substantially started’ designation which ensures the continuity of the KSM project’s approved Environmental Assessment Certificate (“EAC”) for the life of the project;

2.	Complete key tasks which support construction readiness and will shorten the construction period once a construction decision has been made;

3.	Enhance the KSM proposition in our joint venture negotiations by securing the EAC, further de-risking the project, and accelerating the construction timetable; and

4.	Continue to build on the relationships with our Indigenous stakeholders.

The Gold Market

As we thought in our Q1 report, the Fed's second big prediction...a strong economy capable of sustaining growth as the Fed fights inflation...is rapidly going the way of its transitory inflation prediction. The speed of decline in the housing market and retailing is breathtaking. We have had two consecutive quarters of negative growth in the US. The Fed and Treasury say this is not a recession but attempting to change the definition does nothing to improve the facts. The leading indicators tells us a negative Q3 is a virtual certainty. The UK and EU are also in recession.

Some major third world economies such as Turkey and Argentina are being eviscerated by the strong dollar and the mounting stress is very likely to break something soon. Other historically sound but now suddenly Twin Deficit countries such as Japan and Germany may not be far behind as energy costs have now more than offset traditional strength in exports. We think major casualties are coming in the corporate world and financial systems, even sovereign debt and currencies if the Fed does not relent. The cost of capital is rising everywhere, lenders are pulling back, liquidity is drying up and much more than the stock and bond markets are at risk.

The Fed has proved to be more dedicated to fighting inflation than we had thought. The ultimate result must nonetheless soon be the same...a pivot in an effort to save not the stock market so much as the economy and the wellbeing of key allies such as Japan and the UK. The highly questionable July jobs report which ran counter to all the other data should not be allowed to overshadow the downward trend in the US economy, to say nothing of evident global weakness as indicated by the third markdown in global growth prospects by the IMF and BIS since the start of the year.

Gold has, in our view, performed surprisingly well. A decline of 1.0% this year to date is less than both the S&P and the bond market. The deadly impact of rising rates and a booming dollar in a world built on ZIRP and a soft dollar is increasing default risk, another factor that historically supports gold. A Fed pivot away from tightening, which we continue to expect this year, will unleash gold to new highs as it confirms a period of stagflation, the most favorable environment for gold.

Senior Management Changes

Earlier this month, Jay Layman retired as President and COO for personal reasons. Mr. Layman will continue to serve as a Director of the Company, assisting in transitioning and mentoring two new officer appointments: Ryan Hoel, P.E., as Senior VP, Chief Operating Officer and Melanie Miller as VP, Chief Sustainability Officer.

Mr. Hoel joined Seabridge in September 2021 as VP, Projects and since that time has led the Substantially Started activities at KSM Project. Mr. Hoel has more than 20 years of experience in large-scale project management, development, and operations with companies including Rio Tino, Lundin Mining, New Gold, Arizona Mining, and South32.

Ms. Miller joined Seabridge as a Director in June 2020 and has served as the Chairperson of the Company’s Sustainability Committee since its inception. With her new management role, Ms. Miller has stepped down as Chairperson of the Sustainability Committee, with Mr. Layman taking on the responsibility. Ms. Miller will remain a director of the Company. Ms. Miller has over 20 years of executive success leading business and supply chain innovation for Fortune 500 organizations.

Seabridge’s ability to internally replace retiring executives is a testament to the succession planning that has been developed within the Company. All stakeholders owe Jay Layman a huge debt of gratitude for the significant contributions he has made over the 12 years he served as COO.

Financial Results

During the three-month period ended June 30, 2022 Seabridge posted a net profit of $19.1 million ($0.24 per share) compared to a net profit of $14.5 million ($0.19 per share) for the same period in 2021. During the 2nd quarter, Seabridge invested $27.2 million in mineral interests project spending compared to $12.2 million in the second quarter of 2021. At June 30, 2022, net working capital was $244.8 million compared to $36.9 million at December 31, 2021.

Included in the net profit reported for the current quarter was a non-cash gain associated with the Secured Note issued to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan in February 2022. The Company is treating the Secured Note as a financial liability and under IFRS Accounting Standards, Seabridge will be revaluing the liability on a quarterly basis. The change in value reported as of June 30, 2022 was primarily due to increases in interest rates during the quarter and the new silver production plans contained in the KSM Technical Report. For details on the accounting treatment of the Secured Note, please refer to Note 12 to Seabridge’s June 30, 2022 financial statements.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk

Rudi P. Fronk

Chairman and Chief Executive Officer

August 12, 2022

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